[FIRST MERCHANTS CORPORATION LETTERHEAD]

November 25, 2008

VIA EDGAR AND EMAIL (clampittm@sec.gov)

Filing Desk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	Michael Clampitt
Mail Stop – 04561

Re:	SEC No. 333-153656

Acceleration Request

Form S-4 Registration Statement

Ladies and Gentlemen:

This letter will serve as our formal request, pursuant to Section 8(a) of the Securities Act of 1933, to accelerate the effectiveness of the above referenced Registration Statement on Form S-4 to 10:00 a.m., Eastern Standard Time, on November 26, 2008, or as soon thereafter as practicable.

FIRST MERCHANTS CORPORATION

/s/ Mark K. Hardwick
Mark K. Hardwick

Executive Vice President and Chief Financial Officer

cc:	National Association of Securities Dealers, Inc.